Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE ANNOUNCES INVESTMENT IN
COLLECTIVE MINING LTD.

Toronto (March 17, 2025) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle”) announced today that it has agreed to subscribe for 4,741,984 common shares (“Common Shares”) of Collective Mining Ltd. (“Collective”) in a non-brokered private placement at a price of C$11.00 per Common Share for aggregate consideration of C$52,161,824 (the “Private Placement”). Concurrently with the closing of the Private Placement, Agnico Eagle will exercise all of the common share purchase warrants of Collective (each, a “Warrant”) it currently holds to acquire an additional 2,250,000 Common Shares at a price of C$5.01 per Common Share for aggregate consideration of C$11,272,500. Closing of the Private Placement is expected to occur on or about March 20, 2025 and is subject to certain conditions.

Agnico Eagle continues to focus on its portfolio of high-quality internal growth projects, and complements its pipeline of projects with a strategy of acquiring strategic toehold positions in projects with high geological potential. The investment in Collective provides Agnico Eagle with exposure to an early stage gold exploration project in Colombia, led by a team with a proven track record, in a region with a long history of mining. With this investment, Agnico Eagle continues to assess the project’s strong geological potential, as well as the jurisdiction.

Agnico Eagle currently owns 5,726,235 Common Shares and 2,250,000 Warrants. On closing of the Private Placement and following the exercise of the Warrants held by Agnico Eagle, Agnico Eagle will own 12,718,219 Common Shares and nil Warrants, representing approximately 14.99% of the issued and outstanding Common Shares on a non-diluted basis.

In connection with its initial investment in Collective on February 24, 2024, Agnico Eagle and Collective entered into an investor rights agreement (the “Investor Rights Agreement”), pursuant to which Agnico Eagle was granted certain rights, provided Agnico Eagle maintains certain ownership thresholds in Collective, including: (a) the right to participate in equity financings and top-up its holdings in relation to dilutive issuances in order to maintain its pro rata ownership in Collective at the time of such financing or acquire up to a 9.99% ownership interest, on a partially-diluted basis, in Collective; and (b) the right (which Agnico Eagle has no present intention of exercising) to nominate one person (and in the case of an increase in the size of the board of directors of Collective to eight or more directors, two persons) to the board of directors of Collective. On closing of the Private Placement, the Investor Rights Agreement will be amended to increase the ownership interest ceiling in the participation right and top-up right described in (a) above from 9.99% to 14.99% on a partially-diluted basis to match Agnico Eagle’s ownership level at closing.

Agnico Eagle is acquiring the Common Shares for investment purposes. Depending on market conditions and other factors, Agnico Eagle may, from time to time, acquire additional Common Shares or other securities of Collective or dispose of some or all of the Common Shares or other securities of Collective that it owns at such time.

An early warning report will be filed by Agnico Eagle in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact:

Agnico Eagle Mines Limited

c/o Investor Relations

145 King Street East, Suite 400

Toronto, Ontario M5C 2Y7

Telephone: 416-947-1212

Email: investor.relations@agnicoeagle.com

Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7. Collective’s head office is located at 82 Richmond Street East, 4th Floor, Toronto, Ontario M5C 1P1.

About Agnico Eagle

Agnico Eagle is a Canadian based and led senior gold mining company and the third largest gold producer in the world, producing precious metals from operations in Canada, Australia, Finland and Mexico, with a pipeline of high-quality exploration and development projects. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at March 17, 2025. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as “may”, “will” or similar terms.

Forward-looking statements in this news release include, without limitation, statements relating to the expected closing of the Private Placement, the exercise of the Warrants held by Agnico Eagle, Agnico Eagle’s ownership interest in Collective upon closing of the Private Placement and the exercise of the Warrants and Agnico Eagle’s acquisition or disposition of securities of Collective in the future.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

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